Exhibit 99.7

NICE Actimize’s X-Sight Marketplace Offers Facial Recognition Technology for

Advanced AML/KYC Risk Screening with Addition of FACEPOINT

Powerful biometrics and “picture intelligence” capabilities offer enhancements over traditional alphanumeric screening for greater precision and accuracy

Hoboken, N.J., December 14, 2020 – NICE Actimize, a NICE business (Nasdaq: NICE) today announced that FACEPOINT, which launched an industry-leading biometric risk screening engine, has joined the X-Sight Marketplace, bringing its cutting-edge facial recognition technology for advanced KYC and watch list risk screening to the ecosystem. NICE Actimize’s X-Sight Marketplace, which has grown to include more than 60 technology partners, is the first financial crime and compliance ecosystem that connects financial services organizations with data, applications, tools and service providers, providing both the value of choice and the ability to reduce integration timelines.

Until recently, financial services organizations relied on alphanumeric matching to screen their customers against watchlists to fulfill their Know Your Customer (KYC) and Anti-Money Laundering / Counter Terrorism Financing (AML-CTF) regulatory obligations. Common names, transliteration issues, missing secondary identifiers, identity theft and impersonation contributed disproportionately to the high number of alerts, making it difficult not to miss true positives without a corresponding snowballing of false positives.

FACEPOINT complements and enhances NICE Actimize’s AML screening and KYC solutions by offering an alternative to traditional name-based screening. FACEPOINT uses facial recognition to disambiguate potential matches, reduce false positive rates and identify emerging threats such as those posed by unnamed persons of interest that are not covered by watchlists. In the context of KYC screening processes, FACEPOINT’s “picture intelligence” maintains a worldwide image database of "people of interest", and offers a real-time risk mitigation solution thanks to cutting-edge image analysis. Biometric identification offers greater precision, accuracy and speed and therefore enormous potential for improved operational efficiency and reduction in compliance costs.

“Financial crime evolves continuously. Financial institutions must face numerous sophisticated challenges with targeted applications that solve these problems efficiently and effectively,” said Craig Costigan, CEO, NICE Actimize. “The X-Sight Marketplace offers dozens of highly specialized capabilities which support best-in-class financial crime, risk and compliance management and which, in the case of FACEPOINT, complement our integrated AML solutions suite with enhancements to our AML and KYC risk screening capabilities.”

“FACEPOINThas truly disrupted the industry’s risk screening operations with its picture intelligence capabilities designed to enhance risk screening tools, understanding that identifying high-risk individuals is a growing challenge for financial institutions,” said Damien Martinez, CEO and Co-Founder, FACEPOINT. “Our unique biometrics risk engine is an ideal fit with NICE Actimize’s suite of anti-money laundering solutions, providing additional advanced capabilities to its robust lineup.”

The NICE Actimize Integrated AML solution suite uses advanced artificial intelligence and machine learning, as well as its domain expertise and robotic process automation, to provide complete customer lifecycle risk coverage – from onboarding to ongoing CDD, EDD and transaction monitoring processes. Intelligent automation, AI and machine learning are combined with KYC-AML domain expertise to continuously assess risk and provide a holistic view of the customer across all business lines and products.

NICE Actimize’s X-Sight Marketplace partner offerings address such categories as customer and counterparty intelligence, data management, device and channel intelligence, identity verification, screening and adverse media, user authentication and fraud, CDD/KYC, transaction monitoring, and alert and case management.

For more information on the X-Sight Marketplace, please click here.

About FACEPOINT

Twenty years after the launch of the first text-based risk databases, FACEPOINT delivers breakthrough innovation by taking advantage of enhancements in biometrics and AI. FACEPOINT harnesses the combination of two powerful tools: an exclusive photographic database of high-risk individuals as defined by international regulatory standards, and state-of-the-art biometrical technology. After two years of research and development, compelling pilot results from top tier banks have enabled FACEPOINT to launch its concept of “No Name Screening”. Screenings can now be done using images, leaving behind the chronic problems of alphanumeric screening: disambiguation of common names, missing secondary identifiers, false identities, and high volumes of false positives. Today, FACEPOINT offers the compliance community solutions of the future.

About NICE Actimize

NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:

Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com, ET

Investors:

Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Yisca Erez, +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.